UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-51548
State National Bancshares, Inc.
(Exact name of registrant as specified in its charter)
4500 Mercantile Plaza Drive, Suite 300
Fort Worth, Texas 76137
(817) 547-1150

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock
(Title of each class of securities covered by this Form) Common Stock
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: One (1)
     Pursuant to the requirements of the Securities Exchange Act of 1934, State National Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 3, 2007	By:	/s/ Don E. Cosby
	Name:	Don E. Cosby
	Title:	Executive Vice President and
Chief Financial Officer